EXHIBIT 99.1

Henrik Lange appointed President, SKF Industrial Division

Henrik Lange has been appointed President, SKF Industrial Division. He will take up his position on January 24. He replaces Alrik Danielson who will leave the Group to become CEO of Hoganas.

Mr. Lange is at present Senior Vice President, SKF Group Business Development. He is 43 years old and has a MBA in International Economics and Business Administration from Handelshogskolan in Goteborg.

Henrik Lange has held a number of executive positions within SKF and has been Managing Director of SKF Poland and SKF Austria. He has also been Managing Director of Johnson Pump. He is married and has three children.

Goteborg, January 21, 2005
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail:
Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail:
Marita.Bjork@skf.com